Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Central Bancorp, Inc.,

Hanmi Financial Corporation

and

Harmony Merger Sub Inc.

Dated as of December 15, 2013

TABLE OF CONTENTS

		Page

	Article I

	Certain Definitions

1.1.	Certain Definitions	2

	Article II

	The Merger; Closing; Effective Time

2.1.	The Merger	10
2.2.	Closing	10
2.3.	Effective Time	11
2.4.	Reservation of Right to Revise Structure	11

	Article III

	Certificate of Formation and By-Laws of the Surviving Corporation

3.1.	The Certificate of Formation	11
3.2.	The By-Laws	11

	Article IV

	Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	12
4.2.	Exchange of Certificates	13

	Article V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	16
5.2.	Representations and Warranties of Parent and Merger Sub	34

	Article VI

	Covenants

6.1.	Interim Operations	37

-i-

6.2.	Acquisition Proposals	41
6.3.	Proxy; Information Supplied	44
6.4.	Shareholders’ Meeting	44
6.5.	Filings; Other Actions; Notification	45
6.6.	Access and Reports	46
6.7.	Publicity	46
6.8.	Employee Benefits	46
6.9.	Expenses	47
6.10.	Indemnification; Directors’ and Officers’ Insurance	47
6.11.	Other Actions by the Company	49
6.12.	Bank Merger	49
6.13.	Certain Policies	49
6.14.	Trust Preferred Securities	50
6.15.	Loss Share Agreements	50
6.16.	Financing Cooperation	50

	Article VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	51
7.2.	Conditions to Obligations of Parent and Merger Sub	51
7.3.	Conditions to Obligation of the Company	53

	Article VIII

	Termination

8.1.	Termination by Mutual Consent	54
8.2.	Termination by Either Parent or the Company	54
8.3.	Termination by the Company	55
8.4.	Termination by Parent	55
8.5.	Effect of Termination and Abandonment	55

	Article IX

	Miscellaneous and General

9.1.	Survival	57
9.2.	Modification or Amendment	57
9.3.	Waiver of Conditions	57
9.4.	Counterparts	57
9.5.	GOVERNING LAW AND VENUE; SPECIFIC PERFORMANCE	57
9.6.	Notices	58
9.7.	Entire Agreement	59
9.8.	No Third Party Beneficiaries	59

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9.9.	Obligations of Parent and of the Company	60
9.10.	Severability	60
9.11.	Interpretation; Construction	60
9.12.	Assignment	60

Exhibit A	Form of Voting and Support Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of December 15, 2013 is by and among Central Bancorp, Inc., a Texas corporation (the “Company”), Hanmi Financial Corporation, a Delaware corporation (“Parent”), and Harmony Merger Sub Inc., a Texas corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to, together, as the “Constituent Corporations”).

RECITALS

WHEREAS the parties desire that Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the provisions of the Texas Business Organizations Code (“Texas Law”), merge with and into the Company (the “Merger”) with the Company as the surviving corporation;

WHEREAS, the board of directors of the Company has unanimously approved and recommended that the Company’s shareholders approve this Agreement, the consummation of the transactions contemplated hereby and the execution and delivery of this Agreement by the Company;

WHEREAS, (i) the board of directors of Parent has unanimously approved the Merger upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and (ii) the board of directors of Merger Sub has unanimously approved and recommended that Merger Sub’s shareholder approves this Agreement, and Parent, as the sole shareholder of Merger Sub, has approved this Agreement;

WHEREAS, immediately after the Merger, United Central Bank, a Texas state-chartered bank and a wholly-owned subsidiary of the Company (“United Central Bank”), will merge with and into Hanmi Bank, a California state-chartered bank and wholly-owned subsidiary of Parent (“Hanmi Bank”), with Hanmi Bank as the surviving bank (the “Bank Merger”), and, if Parent elects, the Company will merge with and into Parent with parent as the surviving corporation;

WHEREAS, as an inducement for each party to enter into this Agreement, certain shareholders of the Company immediately following execution and delivery of this Agreement will enter into a Voting and Support Agreement substantially in the form attached as Exhibit A hereto (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”) in connection with the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein and in the Voting and Support Agreements, the parties hereto agree as follows:

Article I

Certain Definitions

1.1. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” shall mean (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any person resulting in, or proposal or offer, which if consummated would result in, any person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Actions” has the meaning set forth in Section 5.1(h).

“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” shall mean an amount in cash equal to $50,000,000 minus the Unrefunded Amount.

“Agreement” shall mean this Agreement, as amended or modified from time to time in accordance with Section 9.2.

“ALL” has the meaning set forth in Section 5.1(v).

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.2(b)(ii).

“Anti-Bribery and Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §78dd-1 et seq), as amended and all other applicable anti-bribery and anti-corruption Laws.

“Bank Agreement of Merger” has the meaning set forth in Section 6.12.

“Bank Merger” has the meaning set forth in the Recitals to this Agreement.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.1(c)(i).

“Benefit Plans” has the meaning set forth in Section 5.1(i)(i).

“Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in California and Texas.

“By-Laws” has the meaning set forth in Section 3.2.

“California Secretary” has the meaning set forth in Section 5.1(d)(i).

“CDBO” means the California Department of Business Oversight.

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Formation” has the meaning set forth in Section 3.1.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“CFC” means the California Financial Code.

“Change of Recommendation” has the meaning set forth in Section 6.2(b).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” has the meaning set forth in Section 5.1(i)(ix).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Audited Financial Statements” has the meaning set forth in Section 5.1(e)(i).

“Company Contracts” has the meaning set forth in Section 5.1(d)(ii).

“Company Disclosure Letter” has the meaning set forth in Section 5.1.

“Company Financial Statements” has the meaning set forth in Section 5.1(e)(ii).

“Company Interim Financial Statements” has the meaning set forth in Section 5.1(e)(ii).

“Company Labor Agreements” has the meaning set forth in Section 5.1(q)(i).

“Company Leased Real Property” has the meaning set forth in Section 5.1(l)(i).

“Company Loan Property” has the meaning set forth in Section 5.1(o).

“Company Owned Real Property” has the meaning set forth in Section 5.1(l)(i).

“Company Preferred Stock” has the meaning set forth in Section 4.1(b)(ii).

“Company Recommendation” has the meaning set forth in Section 5.1(c)(ii).

“Confidentiality Agreement” has the meaning set forth in Section 9.7.

“Constituent Corporations” has the meaning set forth in the Preamble.

“CRA” has the meaning set forth in Section 5.1(j)(iv).

“Dissenting Shareholder” has the meaning set forth in Section 4.1(a).

“Dissenting Shares” has the meaning set forth in Section 4.2(f).

“DOL” has the meaning set forth in Section 5.1(i)(ii).

“D&O Insurance” has the meaning set forth in Section 6.10(c).

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Law” shall mean any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization or requirement of any Governmental Authority relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equal Credit Opportunity Act” shall mean the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is considered a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Excluded Share” has the meaning set forth in Section 4.1(a).

“Fair Housing Act” shall mean the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Act” shall mean the Federal Reserve Act of 1913, as amended.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied over the period involved.

“Governmental Authority” shall mean any federal, state or local court, tribunal, arbitral, governmental, administrative or regulatory authority (including, without limitation, any Regulatory Authorities), agency, commission, body or other governmental entity or instrumentality.

“Hanmi Bank” has the meaning set forth in the Recitals.

“Hazardous Substance” shall mean any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“HIPAA” has the meaning set forth in Section 5.1(i)(ix).

“Home Mortgage Disclosure Act” shall mean the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 6.10(a).

“Insurance Policies” has the meaning set forth in Section 5.1(s).

“Intellectual Property” shall mean all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“IRS” shall mean the Internal Revenue Service.

“IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means the actual knowledge of the persons set forth in Section 1.1 of the Company Disclosure Letter and knowledge that a reasonable person in the respective capacity of such persons would have after due inquiry.

“Law” shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Lien” has the meaning set forth in Section 5.1(b)(i).

“Loss Share Agreements” shall mean the Single Family Shared-Loss Agreement, dated as of July 31, 2009, between the FDIC as Receiver of Mutual Bank and United Central Bank and the Commercial and Other Assets Shared-Loss Agreement, dated as of July 31, 2009, between the FDIC as Receiver of Mutual Bank and United Central Bank.

“Material Adverse Effect”, with respect to any Person, shall mean any effect, circumstance, occurrence or change (i) that is material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries taken as a whole or (ii) with respect to the Company, that materially impairs the ability of the Company to consummate the Merger and the transactions contemplated hereby on a timely basis; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect:

(A)	changes in the economy or financial markets generally in the United States;

(B)	changes that are the result of factors generally affecting commercial banks; and

(C)	changes in GAAP after the date of this Agreement.

provided, further, that, with respect to clauses (i) and (ii), such change, event, circumstance or development does not (A) primarily relate only to (or have the effect of primarily relating to) such Person and its Subsidiaries or (B) disproportionately adversely affect such Person and its Subsidiaries compared to other companies of similar size operating in the commercial banking industry.

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 6.5(a).

“Material Contract” has the meaning set forth in Section 5.1(k)(i).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Notice Period” has the meaning set forth in Section 6.2(b).

“OFAC” means the Office of Foreign Assets Control of the Treasury.

“Order” has the meaning set forth in Section 7.1(b).

“Parent” has the meaning set forth in the Preamble.

“Parent Contract” has the meaning set forth in Section 5.2(c)(ii).

“Parent TARP Preferred Stock” has the meaning set forth in Section 4.1(b)(ii).

“Paying Agent” has the meaning set forth in Section 4.2(a).

“Per Share Merger Consideration” shall mean an amount in cash equal to the quotient obtained by dividing the Aggregate Merger Consideration by the total number of issued and outstanding Shares, together with all Shares that the Company would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding options or warrants to purchase Shares from the Company, or other securities or instruments convertible or exchangeable into, or rights exercisable for, Shares, that are then convertible, exchangeable or exercisable or would be convertible, exchangeable or exercisable prior to or at the Effective Time.

“Permitted Lien” has the meaning set forth in Section 5.1(m).

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Proxy Statement” has the meaning set forth in Section 6.3.

“Regulatory Approvals” has the meaning set forth in Section 4.1(b).

“Regulatory Authority” shall mean any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve Board, the FDIC, the CDBO and the TDB) or the supervision or regulation of a party hereto or any of its Subsidiaries.

“Representatives” has the meaning set forth in Section 6.2(a).

“Requisite Company Vote” has the meaning set forth in Section 5.1(c)(i).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Preferred Stock” shall mean all of the Company’s issued and outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued pursuant to the Treasury Letter.

“Series B Preferred Stock” shall mean all of the Company’s issued and outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series B, issued pursuant to the Treasury Letter.

“Share” has the meaning set forth in Section 4.1(a).

“Shareholders’ Meeting” has the meaning set forth in Section 6.4.

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” shall mean an unsolicited bona fide Acquisition Proposal that would result in any person becoming the beneficial owner, directly or indirectly, of substantially all of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(b) of this Agreement pursuant to Section 6.2(b) and the time likely to be required to consummate such Acquisition Proposal).

“Superior Proposal Agreement” has the meaning set forth in Section 6.2(b).

“Surviving Bank” has the meaning set forth in Section 6.12.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Statute” has the meaning set forth in Section 5.1(n).

“TARP Purchase” has the meaning set forth in Section 4.1(b).

“Tax” (including, with correlative meaning, the term “Taxes”) shall include all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” shall include all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“TDB” shall mean the Texas Department of Banking.

“Termination Date” has the meaning set forth in Section 8.2.

“Termination Fee” shall mean three percent of the Aggregate Merger Consideration; provided that for purposes of this definition the Aggregate Merger Consideration shall be $50,000,000 unless, at the time of termination, an event has occurred that would have resulted in a reduction to the Aggregate Merger Consideration pursuant to the definition thereof or pursuant to Section 7.2(h)(iii), in each case if the Merger were to have been consummated as of such date.

“Texas Law” has the meaning set forth in the Recitals.

“Texas Secretary” has the meaning set forth in Section 2.3.

“Trade Secrets” shall mean confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Treasury” shall mean the United States Department of the Treasury.

“Treasury Letter” shall mean the letter dated February 27, 2009, from the Treasury to the Company.

“United Central Bank” has the meaning set forth in the Recitals.

“Unrefunded Amount” shall mean an amount equal to $23 million (1) less the sum of (i) the Company’s $4.0 million overpayment of its 2012 U.S. federal income Tax liability that was applied to its 2013 estimated U.S. federal income Tax liabilities in September 2013 and (ii) the aggregate amount of cash actually received by the Company between the date hereof and the Closing Date arising from any restatement of previous years’ Tax Returns or a refund of previous years’ U.S. federal income Tax liability and (2) plus an amount equal to the amount incurred or reasonably expected to be incurred by the Company in respect of its 2013 U.S. federal and state income or franchise Tax liability in excess of the $4.0 million referred to in clause (1).

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“Voting and Support Agreement” has the meaning set forth in the Recitals.

“willful and intentional breach” shall mean a breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a breach of this Agreement.

Article II

The Merger; Closing; Effective Time

2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 2.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in Texas Law.

2.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California, at 9:00 A.M. on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

2.3. Effective Time. On the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Texas (the “Texas Secretary”) executed in accordance with the relevant provisions of Texas Law. The Merger shall become effective at the date and time at which the Certificate of Merger has been duly filed with and accepted by the Texas Secretary or such later time as may be agreed by the parties in writing and specified in the Certificate of Merger in accordance with Texas Law (the “Effective Time”). The effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Texas Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all rights, title, and interests to all real estate and other property of the Company and Merger Sub shall be allocated to and vested in the Surviving Corporation, and all liabilities and obligations of the Company and Merger Sub shall be allocated to the Surviving Corporation.

2.4. Reservation of Right to Revise Structure. At Parent’s election, the transactions contemplated hereby, including the Merger and the Bank Merger, may alternatively be structured; provided, however, that no such change shall (1) alter or change the amount or kind of the Aggregate Merger Consideration or the Per Share Merger Consideration or (2) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

Article III

Certificate of Formation and By-Laws

of the Surviving Corporation

3.1. The Certificate of Formation. The certificate of formation of the Company as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Corporation (the “Certificate of Formation”), until duly amended as provided therein or by applicable Laws.

3.2. The By-Laws. The parties hereto shall take all actions necessary so that the by-laws of the Company in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Laws.

Article IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the common stock, par value $1.00 per share, of the Company (“Share”, or collectively “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or other any direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for rights of dissent and appraisal pursuant to Section 10.356 and 10.357 of Texas Law (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive the Per Share Merger Consideration. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) TARP Shares. (i) In the event the TARP Purchase occurs at or prior to the Effective Time, each share of Company Preferred Stock shall be treated as set forth in Section 4.1(c). At a time and date selected by Parent, which time and date is at or prior to the Effective Time but following (A) the receipt of the Requisite Company Vote, (B) the receipt of (I) all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Parent or the Company or any of their respective Subsidiaries from the Federal Reserve Board and the CDBO which are necessary to consummate the Merger, the Bank Merger or, if Parent elects, any merger of the Company with and into Parent, and (II) any other consents, registrations, approvals, permits and authorizations from or with any Governmental Authority the failure of which to be obtained is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, the Surviving Corporation or the Surviving Bank (collectively, the “Regulatory Approvals”) and the approval of the proposed TARP Purchase by the Treasury, and (ii) the agreement by Parent that all conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Parent will fund the purchase by either Parent or the Company from the Treasury of all shares of the Company’s Series A Preferred Stock and Series B Preferred Stock (the “TARP Purchase”). The method of funding the TARP Purchase shall be mutually agreed to by Parent and the Company subject to any formal or informal Treasury and bank regulatory requirements.

(ii) In the event the TARP Purchase pursuant to subsection (i) of this Section 4.1(b) does not occur at or before the Effective Time, each share of Series A Preferred Stock and Series B Preferred Stock (collectively, the “Company Preferred Stock”) outstanding immediately prior to the Effective Time shall remain outstanding as a share of preferred stock of the Surviving Corporation with the same rights, preferences, privileges and voting powers, and limitations and restrictions as the Company Preferred Stock. In such event, and if Parent elects to then merge the Company with and into Parent, Parent and the Company will enter into an agreement and plan of merger which will provide, among other thing, that each such share of preferred stock of the Surviving Corporation shall, as a result of such merger, be converted into one share of a respective series of Parent preferred stock designated as a series of “Fixed Rate Cumulative Perpetual Preferred Stock,” with each such series having rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of the Company Preferred Stock than the rights, preferences, privileges and voting powers, and limitations and restrictions of the Company Preferred Stock immediately prior to the Effective Time, taken as a whole (the “Parent TARP Preferred Stock”). If the TARP Purchase does not occur at or prior to the Effective Time and Parent makes that election, the parties shall cooperate with each other to adjust and adopt and approve an amendment to this Agreement to define the terms of the Parent TARP Preferred Stock and specify the basis of the exchange of the preferred stock of the Surviving Corporation for such Parent TARP Preferred Stock.

(c) Cancellation of Excluded Shares and TARP Shares. Each Excluded Share and, if the TARP Purchase has occurred, each share of Company Preferred Stock shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share or such share of Company Preferred Stock, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder of any Excluded Share may have under Section 4.2(f).

(d) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. From and after the Effective Time, Parent shall make available or cause to be made available to a paying agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld (the “Paying Agent”) the Aggregate Merger Consideration for the Paying Agent to make payments of the Per Share Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within ten (10) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by Dissenting Shareholders (the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and Dissenting Shareholders shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Chapter 10, Subchapter H of Texas Law, unless and until the applicable holder fails to comply with the provisions of Chapter 10, Subchapter H of Texas Law or effectively withdraws or otherwise loses such Dissenting Shareholder’s rights to receive payment of the fair value of such Dissenting Shareholder’s Shares under Chapter 10, Subchapter H of Texas Law. If, after the Effective Time, any such Dissenting Shareholder fails to comply with the provisions of Chapter 10, Subchapter H of Texas Law or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Per Share Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable law that are received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under Texas Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Article V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. United Central Bank is a Texas state-chartered bank. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. The deposit accounts of United Central Bank are insured by the FDIC through the FDIC’s Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. To the Knowledge of the Company, no proceedings for the termination or revocation of the FDIC’s insurance are pending or threatened.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 25,000,000 shares of common stock of the Company, par value $1.00 per share, of which 2,843,064 shares are outstanding, including 8,983 shares held as treasury stock, and 1,000,000 shares of preferred stock of the Company, par value $1.00 per share, of which 22,500 shares of Series A Preferred Stock and 1,125 shares of Series B Preferred Stock are issued and outstanding. All of the outstanding Shares and shares of Series A Preferred Stock and Series B Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. Section 5.1(b)(i) of the Company Disclosure Letter sets forth a complete and accurate list of the names and addresses of all holders of record, as of the date of this Agreement, of Shares. The Company has no Shares reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires a filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the Bank Merger, subject only to approval of this Agreement by the holders of two-thirds of the outstanding Shares (the “Requisite Company Vote”), assuming for this purpose the cancellation of the Series A Preferred Stock and the Series B Preferred Stock immediately prior to the Closing or the exchange of the Series A Preferred Stock and the Series B Preferred Stock at the Effective Time, in either case in accordance with Section 4.1(b). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) At a meeting duly called and held, the board of directors of the Company has unanimously adopted resolutions (A) determining that the Merger and the Bank Merger are fair to, and in the best interests of, the Company and the holders of Shares, (B) approving, and declaring to be advisable, this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby and thereby and (C) recommending that the holders of Shares vote in favor of the approval of this Agreement at the Shareholders’ Meeting (the “Company Recommendation”). The board of directors of the Company has received the opinion of its financial advisor, Sandler O’Neill and Partners, L.P., to the effect that the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to such holders (other than Parent and its Subsidiaries) of Shares, a copy of which opinion has been delivered to Parent. The board of directors of the Company has taken all action so that Parent and Merger Sub will not be an “affiliated shareholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 21.606 of Texas Law) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time except for (A) filings of applications or notices with, and approvals or waivers by the Federal Reserve Board and the CDBO, as may be required, (B) the filing of the Certificate of Merger with the Texas Secretary as described in Section 2.3 herein and, if Parent elects to merge the Company with and into Parent, such filings as are required with the Texas Secretary and the Delaware Secretary of State with respect thereto, (C) the filing of the Bank Agreement of Merger with the Secretary of State of the State of California (the “California Secretary”) as described in Section 6.12 herein and (D) the filing of any required applications, filings or notices with any state banking authorities listed on Section 5.1(d)(i) of the Company Disclosure Letter and approval of such applications, filings and notices.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger, Bank Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Certificate of Formation or By-Laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Company Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby), compliance with the matters referred to in Section 5.1(d)(i) under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Company Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(iii) Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition contracts or other contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(e) Financial Statements.

(i) Set forth on Section 5.1(e)(i) of the Company Disclosure Letter is a complete and correct copy of the consolidated balance sheets as of December 31, 2012 and 2011 and the consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2012, 2011 and 2010, respectively, in each case audited by Crowe Horwath LLP, including footnotes thereto, additional or supplemental information supplied therewith and the reports prepared in connection therewith by the certified public accountants (such financial statements, the “Company Audited Financial Statements”). The Company Audited Financial Statements have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects the financial condition and results of operations and cash flows of the Company and its Subsidiaries, on a consolidated basis, as of or for the dates thereof or the periods then ended.

(ii) Set forth on 5.1(e)(ii) of the Company Disclosure Letter is a complete and correct copy of the unaudited consolidated balance sheets and unaudited consolidated statements of operations and changes in shareholders’ equity of the Company for the quarterly periods ended September 30, 2013, June 30, 2013 and March 31, 2013, respectively (the “Company Interim Financial Statements” and together with the Company Audited Financial Statements, the

“Company Financial Statements”). The Company Interim Financial Statements have been prepared in accordance with GAAP consistently applied and consistent with the preparation of the Company Audited Financial Statements, and present fairly in all material respects the financial condition and results of operations and cash flows of the Company and its Subsidiaries, on a consolidated basis, as of or for the dates thereof or the periods then ended.

(iii) The books and records of the Company have been, and are being, maintained in accordance with GAAP or, to the extent inconsistent with GAAP, in accordance with any other applicable legal and accounting requirements. The Company is not a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(iv) The Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2010 with (A) the TDB and (B) any other Governmental Authority, and all other material reports, registrations and statements required to be filed by it since December 31, 2010, including any report, registration or statement required to be filed pursuant to the laws of the United States, the State of Texas and the rules and regulations of the TDB or any other Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Governmental Authority with which they were filed.

(v) Since December 31, 2012, the Company has not incurred any material obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed under GAAP or otherwise under any other provision of this Agreement, including those related to environmental and occupational safety and health matters) other than in the ordinary and usual course of business consistent with past practice (excluding the incurrence of liabilities and expenses related to this Agreement and the transactions contemplated hereby).

(vi) The Company has no securities that are registered, or are required to be registered, under the Exchange Act.

(vii) Except as noted in the footnotes to the Company Audited Financial Statements and the audit report with respect thereto, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with the management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2010, neither the Company nor the Company’s independent auditors or any current or former employee of the Company or any of its Subsidiaries has identified or been made aware of (x) any fraud, whether or not material, that involves the Company’s management or other current or former employees of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal controls utilized by the Company or (y) any claim or allegation regarding any of the foregoing.

(f) Company Information.

(i) The information relating to the Company to be contained in the Proxy Statement as of the date the Proxy Statement is mailed to holders of Shares, and up to and including the date of the Shareholders’ Meeting to which such Proxy Statement relates, will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The information relating to the Company to be contained in the regulatory applications necessary for the consummation of the transactions contemplated by this Agreement, including without limitation its applications to any Governmental Authorities, will be accurate in all material respects.

(g) Absence of Certain Changes. Since December 31, 2012, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business, prospects or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2012) of which management of the Company has Knowledge which, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect and that is not reflected on the Company Interim Financial Statements;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iv) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(v) (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee (except for any such action taken in the ordinary course of business and consistent with past practices);

(vi) any agreement to do any of the foregoing.

(h) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (the “Actions”), including those relating to matters involving any Environmental Law. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Authority.

(i) Employee Benefits.

(i) Section 5.1(i)(i) of the Company Disclosure Letter, sets forth a true, correct and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other profit sharing, severance, deferred compensation, equity, equity-based, equity purchase, equity appreciation right, option, employment, change-in-control, termination, retention, retirement, supplemental retirement, consulting, vacation, insurance, medical, welfare, bonus, incentive or fringe benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether or not in writing and whether or not funded, in each case that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, current or former director or current or former consultant of the Company or any of its Subsidiaries. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Benefit Plans.” No Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

(ii) With respect to each Benefit Plan, the Company has provided to Parent, to the extent applicable, true, correct and complete copies of (A) all documents embodying each Benefit Plan, including, without limitation, all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (B) written descriptions of any Benefit Plans that are not set forth in a written document, (C) the most recent summary plan description together with the summary or summaries of material modifications thereto, (D) the three most recent annual actuarial valuations, (E) the most recent determination or opinion letter issued by the IRS with respect to any Benefit Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter, (F) the three most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto), (G) all material correspondence to or from the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation or any other Governmental Authority received in the last three years with respect to any Benefit Plan, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the DOL’s Delinquent Filer Voluntary Compliance Program, (H) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) and (I) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts and group insurance contracts.

(iii) Each Benefit Plan (including any related trusts), has been established, operated and administered in accordance with its terms and is in compliance with applicable Laws, including, without limitation, ERISA and the Code.

(iv) The Company, any of its Subsidiaries, any Benefit Plan, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has not engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a civil penalty under Sections 409 or 502(i) of ERISA.

(v) Each Benefit Plan which is subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code (or any prototype plan with respect to which a Benefit Plan has been adopted) has received a favorable determination (or opinion letter on which it is entitled to rely) as to its qualification and, to the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to disqualification or loss of tax-exempt status of any such Benefit Plan or related trust.

(vi) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or had an obligation to contribute to (A) a Multiemployer Plan or (B) a pension plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code.

(vii) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has made any binding commitment to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, and there has been no amendment to or written interpretation or announcement by the Company or any of its Subsidiaries regarding any Benefit Plan that would increase the expense of maintaining such Benefit Plan above the level or expense incurred with respect to that plan for the most recent fiscal year.

(viii) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits.

(ix) The Company and its Subsidiaries are in compliance with (A) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or any state Law governing health care coverage extension or continuation; (B) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (C) the applicable requirements of The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); (D) the applicable requirements of the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010; (E) the applicable requirements of the Cancer Rights Act of 1998; and (F) the compensation and benefits restrictions under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009. The Company and its Subsidiaries have no material unsatisfied obligations to any current or former employees or their qualified beneficiaries pursuant to COBRA, HIPAA or any other Law governing health care coverage extension or continuation.

(x) (A) No Action is pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan (other than routine claims for benefits) and (B) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Action.

(xi) There are no loans by the Company or any of its Subsidiaries to any of their current or former employees, other than loans under any Benefit Plan intended to qualify under Section 401(k) of the Code.

(xii) None of the execution of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated hereby would, either alone or in combination with another event, (A) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Benefit Plan, (D) otherwise give rise to any liability under any Benefit Plan, (E) limit or restrict the right of the Parent, the Company or any of their Subsidiaries to merge, amend, terminate or transfer the assets of any Benefit Plan on or following the Closing Date, (F) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or due to the failure of any payment to such disqualified individual to be deductible under of Section 280G of the Code or (G) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xiii) Each Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liabilities to Parent, the Company or any of their Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(xiv) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(j) Compliance with Laws; Licenses.

(i) The Company and its Subsidiaries are and have been in compliance in all material respects with and are not in default or violation of any Laws applicable thereto or to the employees conducting their businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank Secrecy Act, the USA PATRIOT Act of 2001 or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by OFAC. Without limiting the generality of the foregoing, the Company has not been advised of any governmental or regulatory concerns regarding their compliance with the Anti-Bribery and Anti-Corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any Order issued with respect to anti-money laundering by OFAC and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. The Company has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance), and, is in compliance with such Law in all material respects.

(ii) The Company and its Subsidiaries have all material permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and have made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit each to own or lease its assets and properties and to conduct its businesses as presently conducted; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, no suspension or cancellation of any of them is threatened.

(iii) No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any Subsidiary received any notification or communication from any Governmental Authority (A) asserting that the Company or any Subsidiary is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, do any grounds for any of the foregoing exist).

(iv) United Central Bank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (collectively, “CRA”) and has received a CRA rating of “satisfactory” in its most recently completed exam, and the Company has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in United Central Bank having its current rating lowered.

(k) Material Contracts.

(i) Except for this Agreement, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by any Company Contracts (each such Company Contract, a “Material Contract”):

(A) (I) containing covenants binding upon the Company or its Subsidiaries that restrict the ability of the Company or any of its

Subsidiaries (or which, following the consummation of the Merger or the Bank Merger, would materially restrict the ability of Parent, the Surviving Corporation or its Affiliates) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger or the Bank Merger, would apply to Parent or any of its Subsidiaries; (II) that could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries; or (III) that prohibits or limits the right of the Company or any of its Subsidiaries to sell or distribute any products or services;

(B) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales;

(C) relating to any direct or indirect indebtedness for borrowed money of the Company or any of its Subsidiaries (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales Company Contracts, chattel mortgages and other security arrangements with respect to personal property, other than Company Contracts entered into in the ordinary course of business consistent with past practice, and any equipment lease agreements involving payments to or by the Company or any of its Subsidiaries in excess of $75,000 over the remaining term;

(D) provides for payments to be made by the Company or any of its Subsidiaries upon a change in control thereof;

(E) containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person;

(F) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger, the Bank Merger or the other transactions contemplated hereby;

(G) providing for indemnification by the Company or any of its Subsidiaries of any Person, except for non-material Company Contracts entered into in the ordinary course of business;

(H) that was not negotiated and entered into on an arm’s-length basis;

(I) other than this Agreement, that is entered into, or has been entered into in the two years prior to the date hereof, with (i) any Affiliate of the Company, (ii) any current or former director or officer or any Person beneficially owning five percent (5%) or more of the outstanding

Shares or (iii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (i) or (ii) of this subsection;

(J) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(K) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(L) involves performance of services or delivery of goods or materials to, or expenditures by, the Company or any of its Subsidiaries of an amount or value in excess of $100,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of the banking business;

(M) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since December 31, 2010 (other than Company Contracts relating to the acquisition or sale of other real estate owned);

(N) otherwise not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

(ii) Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. There is no default under any such Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(l) Real Property.

(i) Section 5.1(l)(i)(A) of the Company Disclosure Letter sets forth a complete and correct list of all real property owned by the Company or any of its Subsidiaries (“Company Owned Real Property”). Section 5.1(l)(i)(B) of the Company Disclosure Letter sets forth a complete and correct list of all real property that is the subject of any lease or sublease governing real property leased by the Company or any of its Subsidiaries (“Company Leased Real Property”). Complete and accurate copies of each of such leases and subleases and any documents or instruments affecting the rights or obligations of any of the parties thereto have been provided to Parent prior to the date of this Agreement. The Company Owned Real Property is not subject to any lease, license or sublicense.

(ii) With respect to the Company Owned Real Property, there are no outstanding options or rights of first refusal to purchase the Company Owned Real Property, or any portion of the Company Owned Real Property or interest therein.

(iii) With respect to the Company Leased Real Property, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(m) Title. The Company and its Subsidiaries have good and marketable title to its properties and assets (other than property as to which it is lessee or licensee) except (i) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings and Liens for Taxes not yet due as set forth on Section 5.1(m) of the Company Disclosure Letter, (ii) for those assets and properties disposed of in the ordinary course of business since December 31, 2012, (iii) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held and (iv) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar Liens arising in the ordinary course of business (the Liens in clauses (i), (iii) and (iv), “Permitted Liens”). The Company owns or leases under valid leases all real estate and tangible personal property necessary for the present conduct of the Company’s business. All of the real estate and the tangible personal property of the Company is in good condition and repair, except for ordinary wear and tear.

(n) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Certificate of Formation or by-laws is applicable to the Company, the Shares, the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

(o) Environmental Matters. (i) The Company and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries holds or has held a fiduciary or management role, or any property in which the Company or any of its Subsidiaries holds or has held a Lien (including any property in which the Company holds or has held a fiduciary or management role, a “Company Loan Property”) has been contaminated with any Hazardous Substance that could be expected to require remediation under any Environmental Law at a cost that would be material to the Company and its Subsidiaries, taken as a whole; (iii) to the Knowledge of the Company, no Company Loan Property or formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) the Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective currently or formerly owned or operated property or any Company Loan Property.

(p) Taxes.

(i) The Company and each of its Subsidiaries has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, and has paid all Taxes that are required to be paid when due (whether or not reflected on a Tax Return).

(ii) The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld from amounts owing to any employee, independent contractor, creditor or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(iii) Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iv) There are no Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due.

(v) No audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters are pending or have been threatened in writing or otherwise, and there are no unresolved questions or claims concerning the Tax liability of the Company or any of its Subsidiaries.

(vi) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company), (B) has filed Tax Returns on a combined, unitary or similar basis with any entity (other than the Company and its Subsidiaries) for foreign, state or local Tax purposes or (C) has any liability for material Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by contract or otherwise.

(vii) Neither the Company nor any of its Subsidiaries has any liability with respect to Taxes not yet due in excess of the amounts accrued with respect thereto in the most recent Company Financial Statement. Since the date of the most recent Company Financial Statement, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes other than Taxes incurred in the ordinary course of business.

(q) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries. The Company has previously provided to Parent correct and complete copies of all labor and collective bargaining agreements, contracts or other agreements or understandings with a labor union or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements.

(ii) Section 5.1(q)(ii) of the Company Disclosure Letter sets forth, with respect to each current employee of the Company or any of its Subsidiaries, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall, (A) the name of such employee, the date as of which such employee was originally hired by the Company or any of its Subsidiaries and whether the employee is on an active or inactive status, (B) such employee’s title, (C) such employee’s annualized compensation as of the date of this Agreement, including base salary, vacation and paid time off accrual amounts, bonus and commission potential, severance pay potential and any other compensation forms, if applicable, and (D) whether such employee is not fully available to perform work because of a qualified disability or other leave and, if applicable, the type of leave (e.g., disability, workers compensation, family or other leave protected by applicable Law) and the anticipated date of return to full service.

(iii) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and independent contractors.

(iv) No individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Benefit Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer. As of the date of this Agreement, to the Knowledge of the Company, no current executive, key employee or group of employees has given notice of termination of employment with the Company or any of its Subsidiaries

(v) Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(r) Intellectual Property.

(i) The Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Intellectual Property owned by the Company and its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property. The Company and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement.

(ii) The Company and its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(iii) The Company and its Subsidiaries have not granted any licenses or other rights to third parties to use their Intellectual Property. The Company and its Subsidiaries do not obtain any material rights to use third party intellectual property pursuant to sublicenses or pursuant to cross-licenses, settlement-agreements or other royalty free agreements.

(iv) The Company is the sole and exclusive owner of all right, title and interest in and to the trademark “United Central Bank,” in each case, free and clear of all Liens (including any exclusive or non-exclusive licenses or gaps in the chain of title).

(v) The IT Assets owned, used or held for use by the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(s) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, would not reasonably be expected to result a Material Adverse Effect.

Section 5.1(s) of the Company Disclosure Letter sets forth a true and complete list of all of the Insurance Policies maintained by the Company and its Subsidiaries and all insurance claims filed by the Company and its Subsidiaries under such Insurance Policies which have not been paid in full as of the date hereof and the amounts claimed thereunder.

(t) Transactions With Affiliates. The Company has not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

(u) Risk Management Instruments. Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) and do not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(v) Allowance For Loan Losses. The Company’s and each of its Subsidiaries’, allowance for loan losses (“ALL”) is, and shall be as of the Effective Time, in compliance with each of such entity’s existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(w) Loss Share Agreements. To the Knowledge of the Company, the Company (i) has not been underpaid or overpaid any amounts under the Loss Share Agreements by the FDIC, as receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as receiver, in accordance with the terms of the Loss Share Agreements and (iii) is not in default or violation of any of its duties or obligations under the Loss Share Agreements. There are no additional clawbacks on any existing or future claims under the Loss Share Agreements to be filed by the Company with the FDIC.

(x) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger, the Bank Merger or the other transactions contemplated in this Agreement except that the Company has employed Sandler O’Neill & Partners, L.P. as its financial advisor. The Company has provided to Parent a complete and accurate copy of all agreements pursuant to which Sandler O’Neill & Partners, L.P. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the forms, statements, certifications, reports and documents filed with or furnished to the SEC prior to the date of this Agreement by Parent pursuant to the

Exchange Act or the Securities Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Parent has provided to the Company a complete and correct copy of the certificate of incorporation and by-laws of Merger Sub, each as in effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority are required to be made or obtained by Parent in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board and the CDBO, as may be required, (B) the filing of the Certificate of Merger with the Texas Secretary as described in Section 2.3 herein and if Parent elects to merge the Company with and into Parent, such filings as are required with the Texas Secretary and the Delaware Secretary of State with respect thereto, (C) the filing of the Bank Agreement of Merger with the California Secretary as described in Section 6.12 herein and (D) the filing of any required applications, filings or notices with any state banking authorities listed on Section 5.2(c)(i) of the Parent Disclosure Letter and approval of such applications, filings and notices.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Parent Contract”) binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger, the Bank Merger and the other transactions contemplated hereby), compliance with the matters referred to in Section 5.1(c)(i) under any Law to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Parent Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of the executive officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) Available Funds. Parent and Merger Sub have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Article VI

Covenants

6.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its Certificate of Formation or By-Laws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $250,000 in any transaction or series of related transactions, other than acquisitions pursuant to Company Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company or any of its Subsidiaries not incurred in the ordinary course of business consistent with past practice, except for any Permitted Liens;

(vi) (A) make any loan or loan commitment to any Person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed $500,000 or (B) purchase or sell any loan or loan participation, individually or in bulk, in one or a series of related transactions in excess of $500,000 in the aggregate, in each case, without first informing the deputy chief credit officer of Hanmi Bank two (2) full Business Days prior to taking such action and considering in good faith his views and receiving the approval of United Central Bank’s Chief Executive Officer, at a minimum, and any committee as required by United Central Bank’s current loan authority policy and administration. Neither the Company nor any of its Affiliates shall forgive any loans to directors, officers or employees;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to or declare or make any distribution on, any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(viii) except to make changes that are required by applicable Law or to satisfy contractual obligations existing as of the date hereof which are listed on Section 6.1(a)(viii) of the Company Disclosure Letter, (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any Benefit Plans, other than routine amendments to health and welfare plans (other than severance plans) that do not increase benefits or result in materially increased administrative costs, (B) grant any salary or wage increase, other than annual increases in salary and wages for employees who are not officers by no more than 5% in the aggregate in the ordinary course of business consistent with past practice, (C) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, (D) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Benefit Plan, (E) set any bonus metrics or targets, (F) pay any severance in excess of payments by the Company or its Subsidiaries made in the ordinary course of business consistent with past practice, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, other than as required by GAAP (I) hire any employee or consultant with annualized cash compensation opportunities in excess of $150,000, other than to fill vacancies of persons who are not officers or (J) terminate any officer or other person with an annual compensation opportunity in excess of $150,000 other than for “cause”;

(ix) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(x) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than (A) deposits and similar liabilities in the ordinary course of business consistent with past practice (B) indebtedness of the Company’s Subsidiaries to the Company and (C) short term advances from the Federal Home Loan Bank in the ordinary course of business consistent with past practice);

(xi) except as set forth in the capital budgets set forth in Section 6.1(a)(xi) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $250,000 in the aggregate during any twelve (12) month period;

(xii) enter into any contract that would have been a Material Contract had it been entered into prior to this Agreement;

(xiii) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xiv) enter into any settlement, compromise or similar agreement with respect to, any action, suit, proceeding, order or investigation before a Governmental Authority, individually or with respect to multiple actions, suits, proceedings, orders or investigations arising generally out of the same set of facts or circumstances, for an amount greater than $250,000 in excess of applicable and confirmed insurance coverage or specific loss reserves reflected on the Company Interim Financial Statements, or any obligation or liability of the Company in excess of such amount, or would impose any material restriction on the business of Parent or the Surviving Corporation or create adverse precedent for claims that are reasonably likely to be material to Parent, the Company or the Surviving Corporation;

(xv) amend, modify or terminate any Material Contract, or cancel, modify or waive any material debts or claims held by it or waive any rights having in each case a value in excess of $500,000 other than any loan restructures or workouts in the ordinary course of business and following prior consultation with the deputy chief credit officer of Hanmi Bank;

(xvi) sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations pursuant to Section 6.1(a)(vi)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(xvii) except as required by applicable Law or the Federal Reserve Board, the FDIC, the CDBO or the TDB, (A) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (B) fail to follow in all material respects, the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (C) fail to use commercially reasonable efforts to avoid any material increase in the Company’s aggregate exposure to interest rate risk;

(xviii) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(xix) (A) other than in accordance with the Company’s or any of its Subsidiaries’ investment policies in effect on the date hereof or in securities transactions as provided in (B) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (B) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that the Company shall notify Parent of the purchase of any investment security in writing within one (1) Business Day after such purchase, and such notice shall describe in detail the investment securities purchased and the price thereof), and provided, further, that the Company shall consult with Parent from time to time regarding the Company’s investment securities policies and consider in good faith the views of Parent with respect thereto.

(xx) (A) commence or settle any litigation or proceeding with respect to any liability for material Taxes, take any action which is reasonably likely to have an adverse impact on the Tax position of the Company or, after the Merger, which is reasonably likely to have an adverse impact on the Tax position of Parent or the Surviving Corporation, (B) except in the ordinary and usual course of business consistent with past practice, make or change any material express or deemed Tax election, file any amended Tax Return or change any of its methods of reporting income or deductions for Tax purposes or (C) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

(xxi) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or any of its Subsidiaries;

(xxii) enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, as applicable (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law or policies imposed by any Governmental Authority; or

(xxiii) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) Parent shall not knowingly take or permit any of its Subsidiaries to take any action that is reasonably likely to prevent the consummation of the Merger.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its best efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (as defined in Section 9.7) and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to such party; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with its outside legal counsel that such action is necessary in order for such directors to comply with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee of the board of directors shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may (A) withhold, withdraw, qualify or modify the Company Recommendation, (B) approve, recommend or otherwise declare advisable any Superior Proposal made after the date of this Agreement that was not solicited, initiated, encouraged or facilitated in breach of Section 6.2(a) (the actions in clauses (A) and (B) a

“Change of Recommendation”) or (C) authorize the Company, subject to complying with the terms of this Section 6.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (a “Superior Proposal Agreement”), in each case if and only if the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, such action is necessary in order for such directors to comply with the directors’ fiduciary duties under applicable Law; provided, that neither the Company nor the board of directors of the Company may take actions set forth in clause (A), (B) or (C), unless (I) the Company notifies Parent in writing that it intends to take such action, attaching the most current version of a Superior Proposal Agreement, if any, and the terms of the Superior Proposal to such notice, (II) the Company negotiates with Parent in good faith during a period of at least five (5) Business Days (the “Notice Period”) (to the extent Parent desires to negotiate) with respect to any modifications, changes or revisions to the terms and conditions of this Agreement as would permit the board of directors of the Company not to take such actions and (III) at the completion of the Notice Period, the board of directors of the Company shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) after taking into account any modifications, changes or revisions to the terms of this Agreement or the Merger, the Bank Merger and the other transactions contemplated hereby and thereby proposed by Parent (taking into account (1) the terms of such offer and (2) the legal, financial, regulatory, timing, financing, conditionality (i.e. closing conditions) and other aspects of such offer), that such Superior Proposal would continue to constitute a Superior Proposal even if such modifications, changes or revisions were to be given effect; and provided, further, that neither the Company nor the board of directors of the Company may take the actions set forth in clause (C) unless the Company, prior to such termination, pays Parent in immediately available funds any fees required to be paid pursuant to Section 8.5(b). Any material amendment to any such Superior Proposal will be deemed to be a new Superior Proposal for purposes of this Section 6.2 and the Company shall notify Parent in writing of such modified Superior Proposal and shall again comply with this Section 6.2(b).

(c) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a).

(d) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(e) Notice. The Company agrees that it will promptly (and, in any event, within two (2) Business Days) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3. Proxy; Information Supplied. The Company shall prepare as promptly as practicable after the date of this Agreement, and in any event within twenty Business Days after the date of this Agreement, a proxy statement relating to the Shareholders’ Meeting to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”) relating to the Shareholders’ Meeting. Parent shall have the right to review in advance and, to the extent practicable, will consult with the Company on the Proxy Statement. The Company will consider in good faith the views of Parent in connection with the Proxy Statement. The Company agrees, as to itself and its Subsidiaries, that none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.4. Shareholders’ Meeting. The Company will take, in accordance with applicable Law and its Certificate of Formation and By-Laws, all action necessary to convene a meeting of holders of Shares (the “Shareholders’ Meeting”) as promptly as practicable after the execution of this Agreement, and in any event within 120 days after the date of this Agreement, to consider and vote upon the approval of this Agreement. The Company shall mail, or shall cause to be mailed, to holders of Shares, the Proxy Statement not later than the 10th day and not earlier than the 60th day before the date of Shareholders’ Meeting. Subject to Section 6.2(a) hereof, the board of directors of the Company shall recommend such approval and shall take all lawful action to solicit such approval of this Agreement. In the event that subsequent to the date hereof, the board of directors of the Company makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Shareholders’ Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

6.5. Filings; Other Actions; Notification.

(a) Each of Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including commercially reasonable efforts to prepare and file, or in the case of Parent cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger, the Bank Merger or any of the other transactions contemplated hereby, it being understood that, unless Parent shall otherwise determine in its sole discretion, the initial application for consent, approval or authorization to the Merger, the Bank Merger or, if Parent elects, any merger of the Company with and into Parent or any of the other transactions contemplated hereby with the Federal Reserve Board and the CDBO shall be filed on the basis of financial information for the quarter ended March 31, 2014 and any such application shall be filed as soon as reasonably practicable after May 15, 2014. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Authority; provided that each of Parent and the Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other on, all written information submitted to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement, other than any confidential information. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as reasonably practicable. Parent and the Company agree that each shall consult with the other party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party shall keep the other party reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby (including reasonably promptly furnishing the other with copies of the non-confidential portions of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger, the Bank Merger and the other transactions contemplated by this Agreement). Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to (i) have a Material Adverse Effect with respect to Parent, Surviving Corporation or the Surviving Bank or (ii) require the sale, divestiture, lease, license, transfer, disposition of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber by Parent or the Company or any of its respective Subsidiaries or the Surviving Corporation of any material portion of their respective assets (with respect to (i) or (ii), a “Materially Burdensome Regulatory Condition”).

(b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the transactions contemplated by this Agreement.

(c) Status. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger.

6.6. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority.

6.8. Employee Benefits.

(a) Parent agrees that, following the Effective Time, the employees of the Company and its Subsidiaries will be eligible to participate in the employee benefit plans of Parent and its Subsidiaries on substantially the same terms and conditions of similarly situated employees of Parent and its Subsidiaries. Parent will cause any employee benefit plans of Parent which the employees of the Company and its

Subsidiaries are entitled to participate in to take into account for purposes of eligibility, and vesting except to the extent it would result in a duplication of benefits, service by employees of the Company and its Subsidiaries as if such service were with Parent and its Subsidiaries, to the same extent such service was credited under a comparable plan of the Company and its Subsidiaries. Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment of any particular Benefit Plan, (2) give any third party any right to enforce the provisions of this Section 6.8 or (3) obligate Parent, the Surviving Corporation or any of their Affiliates to (i) maintain any particular benefit plan or (ii) retain the employment of any particular employee.

(b) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company’s plan that is intended to qualify under Section 401(k) of the Code to be terminated effective immediately prior to the Effective Time.

6.9. Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.10. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Texas Law and its Certificate of Formation or By-Laws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Texas Law and the Company’s Certificate of Formation and By-Laws shall be made by independent counsel selected by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in the Company Disclosure Letter. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this

Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies a total premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the total premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(e) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Formation or By-Laws of the Company or any of its Subsidiaries, or under any applicable contracts or Laws.

6.11. Other Actions by the Company. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.12. Bank Merger. Immediately after the Merger, the Bank Merger will occur, with Hanmi Bank as the surviving bank (the “Surviving Bank”). The parties agree that the Bank Merger will become effective immediately after the Effective Time. Immediately after the Effective Time, the Surviving Corporation shall cause an agreement of merger (the “Bank Agreement of Merger”) to be filed with the California Secretary. The effect of the Bank Merger shall be as provided in § 4887 of the CFC, including any regulations or rules promulgated thereunder.

6.13. Certain Policies. Immediately prior to the Effective Time and provided that each party has confirmed in writing that all conditions to its obligations to effect the Merger have been satisfied or waived and that it is prepared to effect the Merger, the Company shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the CDBO and applicable banking Law, modify or change its loan, other real estate owned, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent; provided, however, that unless the modification or changes would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles and GAAP, no such modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

6.14. Trust Preferred Securities. Upon the Effective Time, Parent shall expressly assume all of the obligations of the Company under the indentures and guarantee agreements listed on Section 6.14 of the Company Disclosure Letter relating to the trust capital securities issued by the Company. In connection therewith, Parent and the Company shall execute and deliver any supplemental indentures or other documents required to make such assumptions effective.

6.15. Loss Share Agreements. The Company shall cause United Central Bank (i) to timely prepare and file all Monthly Certificates and Quarterly Certificates (each as defined in the applicable Loss Share Agreement) and all other reports and documents with the FDIC, as receiver, as required or contemplated by the terms of the Loss Share Agreements for the purposes of securing, to the extent permitted by the Loss Share Agreements, the full loss-share payments from the FDIC contemplated thereby and (ii) to not default on or violate any of its duties or obligations under the Loss Share Agreements.

6.16. Financing Cooperation. The Company shall provide, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its and their respective directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives to provide Parent all cooperation reasonably requested by Parent in connection with any equity and/or debt financing or other capital raising transaction by Parent.

Article VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the Certificate of Formation and By-Laws of the Company.

(b) Litigation. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Section 5.1(a) (Organization, Good Standing, Qualification), 5.1(b) (Capital Structure), 5.1(c) (Corporate Authority; Approval and Fairness), 5.1(d) (Governmental Filings; No Violations; Certain Contracts), and 5.1(e) (Financial Statements) hereof, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that such Chief Executive Officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date except for the obligation set forth in Section 6.15 (which shall have been complied with in all respects), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) Regulatory Consents. (i) All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such Regulatory Approvals shall contain any Materially Burdensome Regulatory Condition and (ii) in the event the TARP Purchase shall not have occurred, the redemption of the Parent Preferred Stock or the Company Preferred Stock, as the case may be, by Parent or the Company, as the case may be, shall have been approved by the Federal Reserve Board and, as applicable, the CDBO and/or the TDB, and such approval shall remain in full force and effect and such approvals shall not contain any conditions other than those imposed in connection with the Regulatory Approvals.

(d) No Restraints. There shall not be threatened, instituted or pending any suit, action or proceeding in which a Governmental Authority of competent jurisdiction is seeking an Order, and no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger or the Bank Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, the foregoing.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

(f) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Material Contract to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to result in a Material Adverse Effect.

(g) Rights of Dissent and Appraisal. Holders of not more than 10% of the outstanding Shares shall have duly exercised their rights of dissent and appraisal under Texas Law.

(h) Loss Share Agreements.

(i) United Central Bank shall have received the consent of the FDIC under Section 6.2 of each of the Loss Share Agreements.

(ii) Subject to Section 7.2(h)(iii), as of the Effective Time, all Monthly Certificates and Quarterly Certificates (each as defined in the applicable Loss Share Agreement) permitted or required to be filed prior to the Effective Time with the FDIC under the applicable Loss Share Agreement shall have been filed with the FDIC in a timely manner with respect to the full amount of claims permitted thereunder in light of the assets covered thereby, and either (x) the FDIC shall have reimbursed these claims in full prior to Closing or (z) Parent shall have received assurances from the FDIC that any pending claims will be reimbursed in full subsequent to the Closing of the Bank Merger. There shall have been no new clawbacks on any claims under the Loss Share Agreements asserted by the FDIC, or the applicable receiver, between the date hereof and the Closing Date.

(iii) In the event that any condition set forth in Section 7.2(h)(ii) above is not met, such condition shall be deemed to be satisfied, if the Company so elects in its sole discretion, by reducing the Aggregate Merger Consideration in an amount equal to the dollar amount of loss incurred or reasonably expected to be incurred by United Central Bank as a result of the failure to satisfy such condition.

(i) Resignations. Prior to the Closing, the Company shall have obtained duly signed resignations, effective upon the Effective Time, of all members of the board of directors of the Company and United Central Bank or shall have caused the removal of such Persons as directors of the Company and United Central Bank, respectively, effective immediately upon the Effective Time.

(j) Classified Loans and OREO. The carrying value as of the calendar month end immediately preceding the Closing Date of all loans of United Central Bank or any of its Subsidiaries that are then classified as “substandard,” “doubtful,” or “loss” and all assets of United Central Bank or any of its Subsidiaries that are then classified as “other real estate owned” by the Company, any of its Subsidiaries or any Regulatory Authority shall not exceed the higher of (i) $160 million in the aggregate and (ii) if Parent elects in its sole discretion, such higher number as Parent reasonably determines necessary to consummate the transactions contemplated hereby. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer as to the carrying value of such assets as of such month-end date.

(k) Audited Financials. The Company shall have completed and delivered to Parent financial statements of the Company with an audit report of Crowe Horwath LLP thereon in each case covering such periods required by and satisfying all other requirements of the rules and regulations of the SEC applicable to the financial statements of a business to be acquired of the size and nature of the Company for inclusion in a registration statement filed by Parent under the Securities Act prior to Closing as well as any guidance provided by the staff of the SEC and, if such financial statements are included or incorporated by reference in any registration statement filed by Parent prior to Closing, any comments of the staff of the SEC with respect thereto shall have been resolved to the staff’s satisfaction.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive Officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

Article VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by September 30, 2014, whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), provided that such date may be extended by Parent, at its option, to December 31, 2014 if the Closing shall not have occurred by such date and on such date the condition set forth in Section 7.2(c) has not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VII has been satisfied, waived or remains capable of satisfaction (the “Termination Date”), (b) the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Shareholders’ Meeting or at any adjournment or postponement of the Shareholders’ Meeting taken in accordance with this Agreement or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or the Bank Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a)); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) at any time prior to the time the Requisite Company Vote is obtained following compliance with Section 6.2, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) if (i) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger and the Bank Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if (a) the board of directors of the Company shall have made a Change of Recommendation, (b) the Company shall have failed to take a vote of shareholders on the Merger prior to the time required by Section 6.4, (c) at any time following receipt of an Acquisition Proposal, the Company board of directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event (i) within three (3) Business Days after receipt of any written request to do so from Parent, (d) a tender offer or exchange offer for the outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (x) the date prior to the date of the Shareholders’ Meeting and (y) three (3) Business Days after the commencement of such tender or exchange offer, the Company board of directors fails to recommend unequivocally against acceptance of such offer or (e) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company and (y) the Termination Date.

8.5. Effect of Termination and Abandonment.

(a) Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and intentional breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (A) thirty (30) Business Days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and (B) at least ten (10) Business Days prior to, with respect to termination pursuant to Section 8.2(b), the date of the Shareholders’ Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or 8.2(b), (ii) this Agreement is terminated (A) by Parent pursuant to Section 8.4 (other than pursuant to Section 8.4(e)) or (B) by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Shareholders’ Meeting, any event giving rise to Parent’s right to terminate under Section 8.4 shall have occurred or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a), then the Company shall promptly, but in no event later than two (2) days after the date of such termination, pay Parent the Termination Fee (provided, however, that the Termination Fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3) and shall promptly, but in no event later than two (2) days after being notified of such by Parent, pay up to $1,000,000 of the documented out-of-pocket expenses, including those of the Paying Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, in each case payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within twelve (12) months of such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal or (2) there shall have been consummated an Acquisition Proposal (substituting in both instances “50%” for “15%” in the definition of “Acquisition Proposal”); provided that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of interest as published in The Wall Street Journal (changing as and when such rate changes) in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 8.5(b), the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

Article IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.8 (Employee Benefits), 6.9 (Expenses) and 6.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.9 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF CALIFORNIA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the City of Los Angeles and the United States District Court for the Central District of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, proceeding or transactions shall be heard and determined in such a California State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the City of Los Angeles or the United States District Court for the Central District of California, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

Hanmi Financial Corporation

3660 Wilshire Blvd., Penthouse A

Los Angeles, CA 90010

Attention: Legal Department

Facsimile: (213) 427-7768

with a copy to

Sullivan & Cromwell LLP

1888 Century Park East,

Los Angeles, California 90067

Attention: Patrick S. Brown

Facsimile: (310) 712-8890

If to the Company:

Central Bancorp, Inc.

4555 W. Walnut Street

Garland, TX 75042

Attention: Joseph Bonner

Facsimile: (972) 516-3680

with a copy to

Bracewell & Giuliani LLP

1445 Ross Avenue, Suite 3800

Dallas, Texas 75202

Attention: Sanford M. Brown

Facsimile: (214) 758-8300

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement, dated March 22, 2013, between Parent and the Company (the “Confidentiality Agreement”), constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CENTRAL BANCORP, INC.

By:	/s/ Joseph C. Bonner
Name: Joseph C. Bonner
Title: Chief Executive Officer

HANMI FINANCIAL CORPORATION

By:	/s/ C. G. Kum
Name: C. G. Kum
Title: President and Chief Executive Officer

HARMONY MERGER SUB INC.

By:	/s/ C. G. Kum
Name: C. G. Kum
Title: President, Chief Operating Officer and Chief Financial Officer